UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67910

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __11/01/23__ AND ENDING __10/31/24__

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BrightChoice Financial, LLC d/b/a TSG Capital Advisors__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__3275 Veterans Memorial Highway, Suite B-9__

                                    (No. and Street)

__Ronkonkoma__	__NY__	__11779__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Anthony Diamos__	__(404) 536 - 6984__	__adiamos@bdcaonline.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RUBIO CPA, PC__

(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)
05/05/2009		3514	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Don L. Torrillo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BrightChoice Financial, LLC d/b/a TSG Capital Advisors _____, as of October 31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HEATHER L. SOLOMON
Notary Public-State of New York
No. 01SO6342197
Qualified in Suffolk County
Commission Expires May 23. 2028

Signature: _____

Title: President

Heather Solomon
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)
FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2024
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BrightChoice Financial, LLC
d/b/a TSG Capital Advisors

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BrightChoice Financial, LLC (the "Company") as of October 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

January 31, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2024

ASSETS

Cash	$	55,037
Other		1,237
Total Assets		56,274

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	6,138
Due to Related Party	8,450
Total Liabilities	14,588

MEMBER'S EQUITY		41,686
Total liabilities and member's equity	$	56,274

*The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2024

REVENUES

Forgiveness of indebtedness - related party	22,675
Forgiveness of indebtedness	9,900
Interest	55
Total revenues	32,630

EXPENSES

Professional services	72,949
Occupancy	10,492
Technology and communications	5,809
Other	40,414
Total expenses	129,664

NET LOSS	$	**(97,034)**

The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2024

BALANCE, October 31, 2023	$	16,396
Contributions		122,324
Net Loss		(97,034)
BALANCE, October 31, 2024	$	**41,686**

The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(97,034)
Adjustments to reconcile net loss to net cash used by		
operating activities:		
Increase in other assets		(592)
Increase in accounts payable and accrued expenses		1,137
Increase in due to related party		8,450
NET CASH USED BY OPERATING ACTIVITIES		(88,039)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		122,324
NET CASH PROVIDED BY FINANCING ACTIVITIES		122,324
NET INCREASE IN CASH		34,285
CASH, at beginning of year		20,752
CASH, at end of year	$	**55,037**

Supplemental Information:

Non-cash Financing Activity

Contribution of expenses paid by Member	$	17,294

*The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

BrightChoice Financial, LLC (d/b/a TSG Capital Advisors) (the "Company") is a Tennessee Limited Liability Company established on January 10, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company primarily provides services related to private placements of securities. During the year ended October 31, 2024, the Company was acquired by JLLA Holdings, LLC ("Member"). As a limited liability company, the Member's liability is limited to its investment.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Revenue from Contracts with Customers

The Company recognizes revenue from contracts with customers pursuant to FASB Accounting Standards Codification 606 Revenue from Contracts with Customers (ASC 606). The core principle of ASC 606 states that an entity must recognize revenue in a manner that depicts the transfer of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Included among the requirements of ASC 606 is that the entity must appropriately allocate revenues to the corresponding goods or services and recognize such revenues at the time when the entity has performed under its respective obligations.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, whether revenue should be presented gross or net of certain costs, and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes fees from private placements upon the sale of each unit in an offering as this satisfies the only performance obligation identified by the Company.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles (GAAP) in the United States requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from these estimates.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. Consequently, the Company does not file a separate income tax return. Instead, the effects of the Company's operations are passed through to the member for taxation purposes.

The Company adheres to the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company must evaluate each of its tax positions to determine whether it is more likely than not to be sustained upon examination by the taxing authority. A tax position includes the entity's status, such as being a pass-through entity, and the decision not to file a return.

The Company has assessed each of its tax positions and determined that it has no uncertain tax positions requiring a provision or liability for income taxes.

NOTE 2 - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which mandates the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. As of October 31, 2024, the Company had net capital of $40,449, which was $35,449 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.36 to 1.00.

NOTE 3 -   RELATED PARTY TRANSACTIONS

During the period from November 2023 through May 2024, the Company had a month-to-month lease agreement with its former Chief Executive Officer (CEO). The Company expensed $3,500 pursuant to this agreement. The former CEO assigned its receivable for rent owed by the Company to the Company's former member. This receivable was forgiven by the former member and recorded as a capital contribution by the Company.

Separately, the former member at times paid for operating expenses for the benefit of the Company for which reimbursement was subsequently requested or the amount due was forgiven. There was no balance due to the former member within the accompanying statement of financial condition as of October 31, 2024 as a result of such payments.

A partial owner of the Company's former member paid for operating expenses of the Company in the amount of $9,900 during the year ended October 31, 2024. This amount was forgiven by the partial owner of the Company's former member subsequent to the Member's acquisition of the Company from the former member and is reflected as forgiveness of indebtedness revenue within the accompanying statement of operations.

Commencing in August 2024, the Company entered into an expense sharing agreement with an affiliate entity. Under the terms of this agreement, the Company pays the affiliate for allocated expenses such as occupancy, technology and communications, and other administrative costs provided to the Company. Allocated expenses to the Company under this agreement amounted to approximately $13,125 for the year ended October 31, 2024. Approximately $4,675 of such allocated expenses were forgiven by the affiliate and are included within forgiveness of indebtedness - related party on the accompanying statement of operations. The due to related party on the accompanying statement of financial condition arose from this agreement.

Separately, during the year ended October 31, 2024, the affiliate of the Company paid for certain operating expenses on behalf of the Company. Approximately $18,000 of the forgiveness of indebtedness - related party revenue on the accompanying statement of operations arose from such payments of expenses by the affiliate that were forgiven.

Financial position and results of operations may differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2024

NOTE 4   -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

NOTE 5   -   CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at October 31, 2024.

NOTE 6   -   NET LOSS

The Company incurred a loss for the year ended October 31, 2024 and was dependent on its Member for capital contributions for working capital and net capital. The Company's member has represented that it intends to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of October 31, 2024

NET CAPITAL		
Member's equity	$	41,686
Non-allowable assets:		
Other assets		1,237
Total non-allowable assets		1,237
NET CAPITAL		40,449
Minimum net capital required (6-2/3 % of aggregate indebtedness or $5,000, whichever is greater)		5,000
Excess net capital		35,449
AGGREGATE INDEBTEDNESS:	$	14,588
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:	**0.36 to 1.00**	

Reconciliation with the Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of October 31, 2024:

There is no significant difference between the above computation of net capital and the corresponding computation reported in Form X-17A-5 Part IIA, as amended, as of October 31, 2024.

BRIGHTCHOICE FINANCIAL, LLC
(d/b/a/ TSG CAPITAL ADVISORS)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
OCTOBER 31, 2024

The Company does not claim exemption from SEA Rule 15c3-3, in reliance of Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
OCTOBER 31, 2024

The Company does not claim exemption from SEA Rule 15c3-3, in reliance of Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BrightChoice Financial, LLC
d/b/a TSG Capital Advisors

We have reviewed management's statements included in the accompanying Broker Dealer's Annual Exemption Report in which (1) BrightChoice Financial, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) BrightChoice Financial, LLC stated that it conducted business activities involving private placements of securities throughout the year ended October 31, 2024, without exception, and (3) BrightChoice Financial, LLC stated that BrightChoice Financial, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. BrightChoice Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BrightChoice Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

January 31, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

BRIGHTCHOICE FINANCIAL, LLC'S (d/b/a TSG CAPITAL ADVISORS) EXEMPTION REPORT

We, as members of management of BrightChoice Financial, LLC (d/b/a TSG Capital Advisors) (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving private placements of securities throughout the year ended October 31, 2024 without exception.
3. The Company met the identified conditions for such reliance throughout the period November 1, 2023 to October 31, 2024 without exception.

Don Torrillo, CEO
January 27, 2025